                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended   December 31, 1995
                                 -----------------

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to ___________

     Commission file number 0-19162
                            -------


     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           BW/IP International, Inc.
                           Capital Accumulation Plan

     B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                                  BW/IP, Inc.
                            200 Oceangate Boulevard
                                   Suite 900
                          Long Beach, California 90802

FINANCIAL STATEMENTS
- --------------------

                                                            Page(s)
                                                            -------

(1)  Report of Independent Accountants                         4

(2)  Consent of Independent Accountants                        5

(3)  Financial Statement of the BW/IP International, Inc.
     Capital Accumulation Plan

     Statement of Net Assets Available for Plan
     Benefits, with Fund Information as of
     December 31, 1995 and 1994                                7-8

     Statement of Changes in Net Assets Available
     For Plan Benefits, with Fund Information for the Years
     Ended December 31, 1995 and 1994                          9-10

     Notes to Financial Statements                             11-14

     Supplemental Schedules:

     Item 27a - Assets held for Investment Purposes As Of
     December 31, 1995                                         15

     Item 27d - Schedule of Reportable Transactions For
     the Year Ended December 31, 1995                          16


SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BW/IP International, Inc.
                                    Capital Accumulation Plan


Date:  June 27, 1996                /s/ D. G. TAYLOR
                                    ----------------
                                    D. G. Taylor
                                    Chairman

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants and
Administrative Committee of the
BW/IP International, Inc.
Capital Accumulation Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BW/IP International, Inc. Capital Accumulation Plan (the
Plan) at December 31, 1995 and 1994 and the changes in the net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Los Angeles, California
June 14, 1996

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44806 and No. 33-64143) of BW/IP, Inc. of our report dated June 14, 1996 appearing in the Annual Report of the BW/IP International, Inc. Capital Accumulation Plan on Form 11-K for the year ended December 31, 1995.



/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Los Angeles, California
June 14, 1996

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN
REPORT AND FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------

                                                                              DECEMBER 31, 1995
                                              -----------------------------------------------------------------------------------
                                                                               FUND INFORMATION
                                              ---------------------------------------------------------------------
                                               COMPANY                                   AGGRESSIVE
                                                STOCK        INCOME       BALANCED         STOCK            LOAN
                                                 FUND         FUND          FUND           FUND             FUND         TOTAL
                                              ----------   -----------   ----------   ----------------   ----------   -----------

Cash and cash equivalents                     $  470,276   $ 2,563,211   $   20,000     $       20,000   $   33,055   $ 3,106,542

Investments, at fair value:
  Common stock                                 6,217,167                                                                6,217,167
  Registered investment companies                                         8,833,689         32,275,878                 41,109,567
  Group Annuity Contracts with insurance
   companies at contract value (Note 7)                     30,409,219                                                 30,409,219
  Participant loans                                                                                       2,564,698     2,564,698

Receivables:
  Participant contributions                       69,378        85,526       51,179            169,267                    375,350
  Employer contributions                          63,503                                                                   63,503
  Accrued income                                  40,627        12,752          173                345          144        54,041
                                              ----------   -----------   ----------   ----------------   ----------   -----------

Net assets available for plan benefits        $6,860,951   $33,070,708   $8,905,041     $   32,465,490   $2,597,897   $83,900,087
                                              ==========   ===========   ==========   ================   ==========   ===========

              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- --------------------------------------------------------------------------


                                                                               DECEMBER 31, 1994
                                               -------------------------------------------------------------------------------------

                                                                                FUND INFORMATION
                                               ---------------------------------------------------------------------
                                                                              COMPANY      AGGRESSIVE
                                                  STOCK         INCOME       BALANCED        STOCK           LOAN
                                                  FUND           FUND          FUND           FUND           FUND         TOTAL
                                               -----------   ------------   -----------   -------------   ----------   ------------

Cash and cash equivalents                      $   47,306    $ 3,180,446    $   20,000     $    20,386    $    5,556   $ 3,273,694

Investments, at fair value:
   Common stock                                 4,410,903                                                                4,410,903
   Registered investment companies                                           7,031,565      26,296,445                  33,328,010
   Group Annuity Contracts with insurance
    companies at contract value (Note 7)                      30,510,141                                                30,510,141
   Participant loans                                                                                       2,312,433     2,312,433

Receivables:
   Participant contributions                       65,572         82,029        49,735         152,814                     350,150
   Employer contributions                         623,599                                                                  623,599
   Accrued income                                  26,204         18,509            64             165           195        45,137
                                               -----------   ------------   -----------   -------------   ----------   ------------

Net assets available for plan benefits         $5,173,584    $33,791,125    $7,101,364     $26,469,810    $2,318,184   $74,854,067
                                               ===========   ============   ===========   =============   ==========   ============


              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- -------------------------------------------------------------------------------------

                                                                  FOR THE PLAN YEAR ENDED DECEMBER 31, 1995
                                             -----------------------------------------------------------------------------------
                                                                       FUND INFORMATION
                                             ---------------------------------------------------------------------
                                              COMPANY                                     AGGRESSIVE
                                               STOCK         INCOME         BALANCED        STOCK          LOAN
                                               FUND           FUND            FUND           FUND          FUND        TOTAL
                                             ----------   ------------    -----------    -----------    ----------   -----------
Additions (deductions) in net assets
 available for plan benefits:
  Interest and dividends                     $  151,172   $ 1,938,099     $   466,407    $   224,458    $  141,812   $ 2,921,948
  Net appreciation (depreciation) in fair
   value of investments                        (270,204)                    1,493,887      9,157,541                  10,381,224
  Contributions by participants                 927,889       944,837         751,585      2,158,257                   4,782,568
  Contributions by employer                     784,718                                                                  784,718
  Benefit payments to participants             (524,230)   (4,525,646)       (679,160)    (4,095,402)                 (9,824,438)
  Interfund transfers                           618,022       922,293        (229,042)    (1,449,174)      137,901
                                             ----------   ------------    -----------    -----------    ----------   -----------

     Net increase (decrease) in net
      assets available for plan benefits      1,687,367      (720,417)      1,803,677      5,995,680       279,713     9,046,020


Net assets available for plan benefits,
 beginning of year                            5,173,584    33,791,125       7,101,364     26,469,810     2,318,184    74,854,067
                                             ----------   ------------    -----------    -----------    ----------   -----------
Net assets available for plan benefits,
 end of year                                 $6,860,951   $33,070,708     $ 8,905,041    $32,465,490    $2,597,897   $83,900,087
                                             ==========   ============    ===========    ===========    ==========   ===========

              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
- -------------------------------------------------------------------------------------

                                                                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
                                            ---------------------------------------------------------------------------------------
                                                                         FUND INFORMATION
                                            --------------------------------------------------------------------------
                                              COMPANY                                     AGGRESSIVE
                                               STOCK         INCOME        BALANCED         STOCK            LOAN
                                                FUND          FUND           FUND            FUND            FUND          TOTAL
                                            -----------    ------------    -----------    ------------    -----------   -----------

Additions (deductions) in net assets
 available for plan benefits:
     Interest and dividends                 $    87,421    $  1,874,206    $   434,122    $    49,010     $   160,357   $ 2,605,116
     Net appreciation (depreciation) in
       fair value of investments             (1,325,428)       (570,192)      (732,286)      (529,355)                   (3,157,261)

     Contributions by participants            1,077,073         539,858        835,101      2,526,708                     4,978,740
     Contributions by employer                1,384,368                                                                   1,384,368
     Benefit payments to participants          (557,882)     (5,942,771)      (622,923)    (1,922,014)                   (9,045,590)

     Interfund transfers                        453,904      (2,111,199)       516,073        773,799         367,423
                                            -----------    ------------    -----------    ------------    -----------   -----------

          Net increase (decrease) in net
            assets available for plan
             benefits                         1,119,456      (6,210,098)       430,087        898,148         527,780    (3,234,627)


Net assets available for plan benefits,
  beginning of year                           4,054,128      40,001,223      6,671,277     25,571,662       1,790,404    78,088,694
                                            -----------    ------------    -----------    ------------    -----------   -----------
Net assets available for plan benefits,
  end of year                               $ 5,173,584    $ 33,791,125    $ 7,101,364    $26,469,810     $ 2,318,184   $74,854,067
                                            ===========    ============    ===========    ============    ===========   ===========

              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------
1. DESCRIPTION OF THE PLAN

   GENERAL
   The BW/IP International, Inc. Capital Accumulation Plan (the "Plan") is a defined contribution plan covering all U.S. employees of BW/IP International, Inc. (the "Company"). An employee is eligible to participate in the Plan on the first day of the calendar quarter following the completion of three calendar months of employment commencing on his date of hire by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions. The Plan is administered by an Administrative Committee of at least three persons appointed by the Board of Directors of the Company.

   CONTRIBUTIONS
   Employee contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 16% of their annual wages before bonuses on a pre-tax or after-tax basis. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, Income Fund, Balanced Fund, and Aggressive Stock Fund.

   The Company makes matching contributions of 25% of the first 6% of a participant's pre-tax or after-tax contribution and after the end of the fiscal year the Company may make an additional matching contribution of up to 75% of the first 2% of a participant's pre-tax or after-tax contribution, based upon the Company's performance during the year. The Company intends to make all matching contributions in shares of common stock of BW/IP, Inc., the parent of BW/IP International, Inc. Additional matching contributions were $0 and $563,340 in Plan years 1995 and 1994, respectively.

   PARTICIPANTS' ACCOUNTS
   Each participant's account is credited with the participant's contributions, Company matching contributions and Plan earnings. Allocations of earnings are based on participants' account balances.

   VESTING
   All participant and Company contributions are fully vested at all times.

   BENEFIT PAYMENTS AND PARTICIPANT LOANS
   Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals and loans from the Plan can be made under certain circumstances. Participants may generally borrow up to the lesser of 50% of their vested balance or $50,000. The loans are collateralized by the participant's vested interest in the Plan.

   Amounts payable to employees who had withdrawn from the plan as of December 31, 1995 were $32,047 for the Company Stock Fund, $199,031 for the Income Fund, $46,758 for the Aggressive Stock Fund, and $130,704 for the Balanced Fund. Such amounts were $40,497, $744,619, $817,865, and $151,885, respectively, at December 31, 1994.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------

   INVESTMENT INCOME
   Dividend and interest income are recorded as earned. The net appreciation or depreciation in the fair value of investments comprises realized gains or losses and unrealized appreciation or depreciation of investments.

   CASH AND CASH EQUIVALENTS
   For reporting purposes, the Plan's Administrative Committee considers all short-term highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
   Certain differences exist between the financial statements and the Form 5500. These differences primarily comprise adjustments made to conform the financial statements to the accrual method of accounting as required by generally accepted accounting standards, adjustments necessary to write down the value of an investment to its estimated net realizable value for financial statement purposes (Note 7), and other miscellaneous differences.


   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and of changes in net assets available for plan benefits at the date of the financial statements and during the respective reporting periods. Actual results could differ from those estimates.

   VALUATION OF INVESTMENTS AND DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
   The carrying amounts of cash, cash equivalents and contributions and investment income receivable approximate fair value because of the short maturity of these instruments. Investments in common stock are stated at market value. Investments in registered investment companies are stated at net asset value. The carrying amounts of investments in common stock and registered investment companies approximate fair value based upon market quotes at December 31, 1995. Group Annuity Contracts are stated at contract value adjusted to net realizable value (Note 7). The carrying values of Group Annuity Contracts approximate fair value based upon current rates offered to the Company for investments of the same remaining maturity. Participant loans are stated at cost which approximates fair value.

3. NET ASSETS BY INVESTMENT OPTION

   Plan participants may choose among four investment options:

   .  Income Fund - The primary objective is to provide a fixed rate of return
      -----------
      while preserving principal.  The fund invests in Group Annuity Contracts
      (GACs) issued by insurance companies.

   .  Balanced Fund (Vanguard's Wellesley Income Fund) - This fund emphasizes
      -----------------------------------------------
      the idea of combining income and growth in a single fund in order to reduce risk and volatility through diversification. It invests in stocks and bonds, changing the portion invested in each as market conditions change. Stock dividends and bond interest provide income, while the securities offer the potential for capital appreciation when stock markets rise or interest rates fall.

   .  Aggressive Stock Fund (Fidelity Magellan Fund) - The primary objective of
      ---------------------------------------------
      this fund is to seek maximum capital appreciation by identifying and purchasing attractive, undervalued securities. The fund invests in companies with substantial promise of future earnings growth.

   .  Company Stock Fund - This fund is made up exclusively of shares of BW/IP,
      ------------------
      Inc. common stock.

   The Plan is exposed to credit loss for the amount of the investments in the event of nonperformance by the other parties to the investment transactions. Nonperformance by the counterparties is not anticipated, except as described in Note 7.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------

4. GROUP ANNUITY CONTRACTS WITH INSURANCE COMPANIES AND INVESTMENTS

   The Plan's deposits with insurance companies and investments are held in trust funds administered by The Northern Trust Company of Chicago, Illinois, the Plan's Trustee ("Trustee").


5. TAX STATUS

   A determination letter has been received from the United States Treasury Department which qualifies the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code and for exemption from federal income taxes under the provisions of Section 501(a).

   Subsequent Plan amendments are not included in the determination letter. The Plan sponsor believes that the Plan, as presently amended, will continue to qualify under applicable provisions of the Internal Revenue Code and will thereby be exempt from federal income taxes.


6. ADMINISTRATIVE EXPENSES

   Expenses incurred by the Plan for accounting and administration are borne by the Company. Such expenses amounted to approximately $243,000 and $275,000 for the plan years ended December 31, 1995 and 1994, respectively.


7. EXECUTIVE LIFE GROUP ANNUITY CONTRACT

   At December 31, 1990, the Plan held a Group Annuity Contract ("GAC") in the amount of $8,009,755, issued by Executive Life Insurance Company ("Executive Life"). The terms of the GAC included interest at an annual rate of 10.01% with scheduled maturity on June 30, 1992.

   On April 11, 1991, as a result of the State of California Insurance Commissioner's application for Order of Conservation, the Superior Court of California placed Executive Life of California into conservatorship. In connection therewith, the payment of certain obligations, including the Plan's GAC investment, was frozen. As a result of the above action, the Plan's Administration Committee formally segregated all assets of the Plan's Guaranteed Income Fund, which had been invested in the Executive Life GAC, into a new fund, named the "Executive Life Fund." As of that date, assets of the Executive Life Fund were allocated to participants' accounts based on their respective percentage interests in the Guaranteed Income Fund of the Plan, and were then frozen to all activity, including transfer and withdrawal of funds, and interest thereon was no longer accrued. The value of the GAC frozen at April 11, 1991 was $8,224,018 of which interest of $214,263 was not included in the December 31, 1991 financial statements resulting in an adjusted carrying value of $8,009,755. The carrying value of the GAC was further reduced in the December 31, 1992 and 1993 financial statements by $196,938 and $260,774, respectively, resulting in adjusted values of $7,812,817 and $6,167,175, respectively.

   On May 5, 1992, court approval was given to the buyout of Executive Life by a French investment group. On March 22, 1993, the State of California Court of Appeals overturned the State of California Insurance Commissioner's Rehabilitation Plan citing certain deficiencies that had to be corrected. On June 6, 1993, a Revised Rehabilitation Plan was presented to the Court of Appeals and subsequently approved effective September 3, 1993.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------

   In December 1993, Executive Life retroactively adjusted the original GAC from $8,224,018 to $8,317,228. The adjusted value is used for calculating all settlement amounts.

   The Revised Rehabilitation Plan provided for an election between two scenarios: "Opting In" with recovery estimated at approximately 87% plus any state guarantee funds but no payment until September 3, 1998, or "Opting Out" with recovery forecasted by legal counsel at approximately 84% without full assurance of state guarantee funds but a first quarter 1994 payment of approximately 57% plus nominal interest, with the balance to be paid periodically over approximately five years.

   The Plan's Administrative Committee elected the "Opting Out" scenario, causing payments totaling $6,741,515 to be made by Executive Life from December 1993 to October 1995. These funds, along with $58,866 interest, were transferred to the Income Fund with special provisions for participants to further elect to transfer their respective allocated amounts to other funds or make withdrawals in accordance with Plan provisions. The interest received was treated as a reduction in the principal amount of the investment. Future receipts of interest will be treated similarly.

   Based on the "Opting Out" scenario and an analysis of the most likely recovery from the state guarantee funds, management determined that the carrying value of the GAC of $751,663 at December 31, 1995 reflects its best estimate of the future payments to be received. The ultimate net realizable value is subject to recovery of funds from holdbacks, trusts, and other adjustments, along with state guarantee funds. Actual recoveries may differ from management's estimate. However, based upon a payment of $369,549 received in May 1996, the amount of future losses will not exceed $382,114.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE 1 - ITEM 27A SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
- --------------------------------------------------------------------------

                                              DESCRIPTION OF INVESTMENT, INCLUDING                               CURRENT VALUE AT
IDENTITY OF ISSUE, BORROWER,                   MATURITY DATE, RATE OF INTEREST,                                    DECEMBER 31,
  LESSOR, OR SIMILAR PARTY                    COLLATERAL, PAR OR MATURITY VALUE                COST                    1995
- -----------------------------                 ------------------------------------      -----------------        ----------------

Investment Companies
- -----------------------------
  Fidelity Magellan Fund, Inc.                          375,388 shares                     $24,736,118              $32,275,878

  Vanguard Wellesley Income Fund                        432,177 shares                       7,966,320                8,833,689
                                                                                        -----------------        ----------------
     Total investment
      companies                                                                             32,702,438               41,109,567

U.S. Corporation Common Stock
- -----------------------------
  BW/IP, Inc.                                 376,798 shares, common stock, Class A,         7,408,002                6,217,167
                                               $0.01 par value

Contracts with Insurance Companies
- ----------------------------------
  Executive Life Insurance Company/1/         Group Annuity Contract, 10.01%
                                               annual rate, maturity 6/30/92                 2,650,836                  751,663

  Canada Life Assurance Company               Group Annuity Contract, 6.30%
                                               annual rate, maturity 9/30/96                 5,078,442                5,078,442

  John Hancock Insurance Company              Group Annuity Contract, 6.27%
                                               annual rate, maturity 9/30/99                 4,061,204                4,061,204

  CNA Insurance Company                       Group Annuity Contract, 6.90%
                                               annual rate, maturity 3/31/98                 5,456,251                5,456,251

  New York Life Insurance Company             Group Annuity Contract, 6.30%
                                               annual rate, maturity 9/30/99                 4,061,225                4,061,225

  Commonwealth Insurance Company              Group Annuity Contract, 6.83%
                                               annual rate, maturity 9/30/98                 5,452,617                5,452,617

  Principal Mutual Life                       Group Annuity Contract, 7.15%
   Insurance Company                           annual rate, maturity 3/30/99                 5,547,817                5,547,817
                                                                                        -----------------        ----------------
     Total contracts with insurance companies                                               32,308,392               30,409,219

Participant loans
- -----------------------------
  Participant loans                           Loans to Plan participants, interest                                    2,564,698
                                               rates ranging from 6.76% to 10.45%,
                                               maturity dates ranging from January
                                               1996 to November 2010, collateralized
                                               by vested interest in individual
                                               Plan accounts

Cash and Short-Term Investments
- -------------------------------
  Northern Trust Company
   Collective
   Short-Term Investment Fund                 3,106,542 units, $1.00 par value               3,106,542                3,106,542
                                                                                        -----------------        ----------------
    Total assets held for investment                                                       $75,525,374              $83,407,193
                                                                                        =================        ================

Refer to Note 7 of accompanying financial statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE 11 - ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS
- --------------------------------------------------------------------------

                                                                               EXPENSE                 CURRENT VALUE
                                                                              INCURRED                   OF ASSET ON       NET
  IDENTITY OF           DESCRIPTION         PURCHASE     SELLING     LEASE       WITH       COST OF     TRANSACTION    REALIZED GAIN
 PARTY INVOLVED          OF ASSET            PRICE        PRICE      RENTAL  TRANSACTION      ASSET         DATE          (LOSS)
- ------------------     ----------------   -----------   -----------  ------  -----------   -----------  ------------   -------------
The Northern Trust     Northern Trust     $19,269,858                                      $19,269,858   $19,269,858
 Company               Company
                       Collective
                       Short-Term
                       Investment Funds


The Northern Trust     Northern Trust                   $19,437,010                         19,437,010    19,437,010
 Company               Company
                       Collective
                       Short-Term
                       Investment Funds


Fidelity Management    Fidelity Magellan    4,357,702                                        4,357,702     4,357,702
 and Research          Fund, Inc.
 Company


Fidelity Management    Fidelity Magellan                  7,535,809                          4,559,518     7,535,809   $ 2,976,291
 and Research          Fund, Inc.
 Company


MetLife Insurance      Group Annuity                      6,511,510                          6,511,510     6,511,510
 Company               Contract,
                       Compound Bullet,
                       6.87% annual rate,
                       maturity 9/30/95


John Hancock           Group Annuity        4,061,204                                        4,061,204     4,061,204
 Insurance Company     Contract,
                       Compound Bullet,
                       6.27% annual
                       rate, maturity
                       9/30/99



New York Life          Group Annuity        4,064,999                                        4,064,999     4,064,999
 Insurance             Contract,
 Company               Compound
                       Bullet, 6.30%,
                       maturity 9/30/99



Note - Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.